AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 24, 2005
                                              SECURITIES ACT FILE NO. 333-102751
                                       INVESTMENT COMPANY ACT FILE NO. 811-21288

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO

        Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934

                              (Amendment Number 1)

                        Advisory Hedged Opportunity Fund
                                (Name of Issuer)

                        Advisory Hedged Opportunity Fund
                      (Name of Person(s) Filing Statement)

                          Shares of Beneficial Interest
                         (Title of Class of Securities)

                                    00764J104
                      (CUSIP Number of Class of Securities)

                               William F. Truscott
                           Ameriprise Financial, Inc.
                            200 AMP Financial Center
                          Minneapolis, Minnesota 55474
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
Robert W. Helm, Esq.                               Kimberly Dopkin Rasevic, Esq.
     Dechert LLP                                            Dechert LLP
  1775 I Street, NW                                      1775 I Street, NW
Washington, DC 20006                                    Washington, DC 20006
   (202) 261-3300                                          (202) 261-3300

                                 April 21, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Advisory Hedged Opportunity Fund (the "Fund") relating to an offer to purchase (the "Offer") up to $4,446,028.00 of shares of beneficial interest ("Shares") in the Fund or portions thereof pursuant to tenders by shareholders of the Fund ("Shareholders") at a price equal to the net asset value of Shares as of June 30, 2005 and originally filed with the Securities and Exchange Commission on April 21, 2005, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 12:00 midnight, Eastern Time, on Friday, May 20, 2005. Pursuant to the Offer, $33,669.40 of Shares were tendered and accepted by the Fund at a net asset value per Share of $10.53 as determined as of June 30, 2005.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ADVISORY HEDGED OPPORTUNITY FUND



                                     By:   /s/ Peter Gallus
                                           --------------------
                                               Peter Gallus
                                               Vice President and Secretary

August 24, 2005